PE 1/26/2015



UNITED STATES NO ACT Received SEC

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549 MAR 12 2015



Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005729

March 12, 2015

Brian Brown
Ellie Mae Inc.
brian.brown@elliemae.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-12-15

Re: Ellie Mae Inc.
Incoming letter dated January 26, 2015

Dear Mr. Brown:

This is in response to your letter dated January 26, 2015 concerning the shareholder proposal submitted to Ellie Mae by Myra K. Young. We also have received letters on the proponent's behalf dated January 28, 2015 and February 1, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 12, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ellie Mae Inc.
Incoming letter dated January 26, 2015

The proposal relates to director elections.

There appears to be some basis for your view that Ellie Mae may exclude the proposal under rule 14a-8(e)(2) because Ellie Mae received it after the deadline for submitting proposals. We note in particular your representation that Ellie Mae did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Ellie Mae omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Ellie Mae Inc. (ELLI)
Elect Each Director Annually
Myra K. Young

Ladies and Gentlemen:

This is in regard to the January 26, 2015 company request concerning this rule 14a-8 proposal.

The company appears to be caught in a lie.

Page one of the company January 26, 2015 letter said unequivocally that the proposal was received on January 8, 2015.

On the same day the company sent an email expressing confusion by asking "which proposal this relates to."

On January 8, 2015 only the broker letter was forwarded to the company.

Three pages of attachments illustrate this.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra K. Young

Brian Brown <Brian.Brown@elliemae.com>

Ellie Mae Inc. 4155 Hopyard Road Suite 200 Pleasanton, CA 94588 925.227.7000 www.elliemae.com



January 26, 2015

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Ellie Mae Inc.**
Stockholder Proposal of Myra K. Young
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Ellie Mae Inc., a Delaware corporation (the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") from Mr. John Chevedden on behalf of Ms. Myra K. Young (the "Proponent") for inclusion in the proxy materials for the Company's 2015 annual meeting of stockholders (the "Proxy Materials").

The Company hereby advises the staff of the Division of Corporation Finance (the "Staff") that it intends to exclude the Proposal from its Proxy Materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal pursuant to Rule 14a-8(e), because it was received at the Company's principal executive offices on January 8, 2015, which is 27 days after the Company's December 12, 2014 deadline for submitting stockholder proposals.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's correspondence submitting the Proposal.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its Proxy Materials.

I. Background.

The Proponent sent the Proposal to the Company via facsimile and email. In both cases, the Proponent did not follow the instructions for submission of stockholder proposals set forth in the Company's 2014 proxy statement, which require that proposals be submitted in writing, nor did she follow the guidance issued by the Staff in Staff Legal Bulletin No. 14 and Staff Legal Bulletin No. 14C, which urges a proponent to ensure that she or he has obtained the correct facsimile number prior to submission. Instead the Proponent sent the Proposal to an email address for an employee whose departure had been announced on a Current Report on Form 8-K five months earlier and a facsimile number that was not monitored for stockholder proposals. As a result, the Proposal was not timely received by the Company at its principal executive offices until January 8, 2015, 27 days after the December 12, 2014 deadline for submission of stockholder proposals.

More specifically, on December 7, 2014, the Proponent sent the Proposal to the email address for Elisa Lee (Elisa.Lee@elliemae.com), the Company's former Secretary. See Exhibit A. As disclosed in the Company's Current Report on Form 8-K, filed July 2, 2014, Elisa Lee resigned from her position at the Company effective September 2, 2014. Anyone sending an email to that address would receive an automated reply informing the sender that the sender should contact another member of the legal department if the sender needed assistance. Ms. Lee's emails are forwarded to the current Secretary and General Counsel, but five months after her resignation, the overwhelming majority of those emails are spam. Therefore, her emails are not regularly reviewed and are not monitored for the submission of stockholder proposals.

Additionally, the Proponent sent the Proposal to the email address for the Company's Investor Relations group (IR@elliemae.com), which is a separate and distinct department from the Company's Secretary's office, and which is not monitored for stockholder proposals. Because of the Proponent's failure to send the Proposal to an appropriate email address or in writing, as instructed in the Company's 2014 proxy statement, the Proposal was not received by anyone in the Company's principal executive offices prior to the December 12, 2014 deadline.

The Proponent also purportedly sent the Proposal to the attention of Elisa Lee, the Company's former Secretary, via facsimile to the Company's general fax number on December 7, 2014. The general fax number is not regularly used for correspondence to the Company's Secretary and is not monitored for stockholder proposals. Thus the facsimile transmission of the Proposal on December 7, 2014 was never received by anyone in the Company's principal executive offices.

The Company's Senior Corporate Counsel and Secretary, Brian Brown, first learned about the Proposal on January 8, 2015, when he was informed that a fax addressed to Elisa Lee, containing the Proponent's proof of share ownership documentation, had been received at the Company's general fax number. See Exhibit B. It was only at this time on January 8, 2015 that Mr. Brown searched through Ms. Lee's former emails and discovered the Proponent's email of December 7, 2014 purportedly submitting the Proposal.

II. Basis for Exclusion.

The Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(e) because the Company did not receive the Proposal at its principal executive offices before the deadline for submitting stockholder proposals to the Company.

A. The Proponent Failed to Follow Staff Guidance and Company Instructions for Submission of the Proposal.

Staff Legal Bulletin No. 14 emphasizes that "[t]o avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline . . . ." The Staff has further stated that the proposal must be received at the company's principal executive offices, explaining that "[s]hareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

More recently, the Staff issued Staff Legal Bulletin No. 14C, which provides specific guidance for stockholders submitting proposals via facsimile. This guidance provides that if a stockholder intends to submit a proposal by facsimile, the proponent "should ensure that he or she has obtained the correct facsimile number for making such submissions." The Staff encourages stockholders to contact the company to obtain the correct facsimile number for submitting proposals because if "the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner."

The Proponent did not follow the Staff guidance set forth above. The proponent also did not follow the Company's instructions for submitting stockholder proposals set forth in the 2014 proxy statement. Finally, the Proponent did not contact the Company to inquire about the proper email address or facsimile number for the submission of proposals. Because of the Proponent's failure to follow any of this guidance, the proposal was not timely submitted and may properly be excluded from the Proxy Materials.

First, the Proponent's email submission attaching the Proposal was sent to the email address for the Company's former Secretary, who has not been employed with the Company since September 2, 2014. The Proponent also sent an email attaching the Proposal to the Company's Investor Relations' group email address. That email address is managed by the Company's VP of Investor Relations who does not monitor incoming emails for stockholder proposals, and thus such correspondence was not recognized as time sensitive and was not forwarded to the current Secretary of the Company.

Consistent with the guidance in Staff Legal Bulletin 14C, the Proponent should have contacted the Company to obtain the appropriate email address prior to submission of the Proposal. Even if the Proponent did not do so in advance, she should have done so after receiving the automated response from Ms. Lee's former email address, indicating that anyone needing assistance should contact another member of the Company's legal department. Furthermore, the Proponent should also have been on notice that Ms. Lee was no longer with the Company based on the Current Report on Form 8-K filed with the Commission on July 2, 2014, announcing Ms. Lee's resignation.

Second, the Proponent sent the facsimile copy of the Proposal to the Company's general fax number. Again, the Proponent did not follow the Staff's guidance to contact the Company to obtain the correct facsimile number for the submission of stockholder proposals. As a result, the facsimile copy of the Proposal was sent to the Company's general fax number, which is not monitored for the submission of stockholder proposals. Thus, the December 7 facsimile transmission of the Proposal was not brought to the attention of the Company's Secretary until January 8, 2015, making the Proposal's submission untimely.

Third, the Proponent failed to follow the Company's instructions for submitting stockholder proposals set forth in the 2014 proxy statement. The Company's 2014 proxy statement clearly provides that stockholder proposals for the 2015 annual meeting should be "submitted in writing by December 12, 2014, to our Secretary at 4155 Hopyard Road, Suite 200, Pleasanton, California 94588." Yet, to the knowledge of the Company, the Proponent never attempted to submit the Proposal in writing as instruction in the 2014 proxy statement and the Company has no record of ever receiving any proposal in writing.

Finally, the Proponent did not abide by the Company's bylaws, which state in Section 2.4(b) that for any business to be properly brought before an annual meeting of stockholders, the stockholder must provide timely notice of his or her intent to do so *in writing* to the Secretary of the Company and such notice must be delivered to or mailed and received at the principal executive offices of the Company.

The Company had no reason to believe that stockholder proposals would be sent to either Elisa Lee's former email address or the Investor Relations' group email address. The 2014 proxy statement and the Company's bylaws clearly provide that stockholder proposals should be submitted *in writing* to the Company's Secretary's office, which office is separate and distinct from the Company's Investor Relations group. Furthermore, Elisa Lee has not been the Company's Secretary since September 2, 2014 and her emails are not regularly monitored. As a result, nobody in the Company

Secretary's office was aware of the Proponent's email submitting the Proposal until January 8, 2015. Thus, the Proposal was not received in writing at the Company's principal executive offices until January 8, 2015, well after the December 12, 2014 deadline set forth in the 2014 proxy statement, making its submission untimely.

B. The Staff has Previously Concurred in the Exclusion of a Shareholder Proposal when the Proposal was Submitted to the Incorrect Email Address or Facsimile Number.

In *Alcoa, Inc.*, the Staff granted no-action under Rule 14a-8(e)(2) where the company's Secretary did not receive the proposal until after the deadline for submitting proposals because the proponent submitted a stockholder proposal by email to the company's investor relations department and by facsimile to a number that was not in the company's principal executive offices. *Alcoa, Inc.* (avail. Jan. 12, 2009). Similarly, in *AT&T, Inc.* the Staff concurred with the exclusion of a shareholder proposal pursuant to Rule 14a-8(e)(2) where the proposal was submitted via facsimile to a company location other than the company's principal executive offices prior to the deadline and was then sent by that location to the company's principal executive offices. *AT&T, Inc.* (avail Dec. 20, 2007). And in *Xerox*, the Staff granted no-action under Rule 14a-8(e)(2) where a proponent submitted a proposal via facsimile to the company's treasury department, rather than the company's corporate secretary's office, and because no one was monitoring the fax machine in the treasury department for stockholder proposals, the proposal was lost and never made it to the corporate secretary's office. *Xerox Corp.* (avail. May 2, 2005).

The facts in this instance are analogous to the precedent discussed above: the Proponent submitted the Proposal to email addresses and a facsimile number that were not monitored for stockholder proposals. The Company had no reason to have someone monitor those email addresses or that facsimile number for stockholder proposals, and thus the Secretary of the Company was not aware of the Proposal until January 8, 2015, 27 days after the December 12, 2014 deadline as set forth in the Company's 2014 proxy statement. Further and similar to the precedent cited above, the Company's 2014 proxy statement clearly stated that all proposals should be submitted *in writing* to the Secretary's office. As a result of the Proponent's failure to follow the instructions for the submission of stockholder proposals included in the Company's 2014 proxy statement and the Staff's guidance for submission of proposals by other means, the Proposal is excludable because it was received at the Company's principal executive offices after the deadline for submitting stockholder proposals.

C. The Staff has Strictly Construed the Rule 14a-8 Deadline.

Under Rule 14a-8(e)(1), a stockholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's principal executive offices by the deadline set forth in the prior year's proxy statement.

Pursuant to Rule 14a-8(e)(2), the deadline is calculated as not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting.

The deadline for submission of stockholder proposals for the Company's 2015 annual meeting of stockholders pursuant to Rule 14a-8 was set forth on page 5 of the Company's proxy statement (attached hereto as Exhibit C), filed with the SEC and mailed to stockholders on April 11, 2014. As shown on page 5, the proxy statement clearly stated that such proposals must be "submitted in writing by December 12, 2014, to our Secretary at 4155 Hopyard Road, Suite 200, Pleasanton, California 94588."

The December 12, 2014 deadline was calculated in accordance with Rule 14a-8(e)(2), as it is 120 days before April 11, 2015, the anniversary of the release date of the Company's proxy statement in connection with the 2014 annual meeting of stockholders. Rule 14a-8(e)(2) provides that the 120 calendar day deadline does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. That is not applicable here, as the Company intends to hold its 2015 annual meeting of stockholders on or about June 4, 2015, which is within 30 days of May 21, 2015, the anniversary of the 2014 annual meeting of stockholders.

Rule 14a-8(f) permits a company to exclude a stockholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline." The Company received the Proposal at its principal executive offices on January 8, 2015, 27 days after the December 12, 2014 deadline. Accordingly, the Proposal was not timely submitted.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those stockholder proposals received at companies' principal executive offices after the submission deadline. *See, e.g., Applied Materials, Inc.* (avail. Nov. 20, 2014) (concurring with the exclusion of a proposal received one day after the submission deadline); *BioMarin Pharmaceutical Inc.* (avail. Mar. 14, 2014) (concurring with the exclusion of a proposal received five days after the submission deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (concurring with the exclusion of a proposal received three days after the submission deadline); *General Electric Company* (avail. Jan. 24, 2013) (concurring with the exclusion of a proposal received one day after the submission deadline).

Rule 14a-8(f) provides that "[a] company need not provide [the proponent with] such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Because the failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, the Company is not required to provide the Proponent with the 14-day notice and an opportunity to cure under Rule 14a-8(f) in order to exclude the Proposal under Rule 14a-8(e).

The Company therefore requests that the Staff concur that the Proposal may properly be excluded from the Proxy Materials because it was not properly submitted to the Company's principal executive offices within the timeframe required under Rule 14a-8(e).

II. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(e) because the Proposal was received at the Company's principal executive offices after the deadline for submitting stockholder proposals.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response she may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Brian Miller of Latham & Watkins LLP at (202) 637-2332 to discuss any questions you may have regarding this matter.

Very truly yours,



Brian Brown
Senior Corporate Counsel and Secretary

Enclosures

cc: Myra K. Young
John Chevedden
Brian Miller, Latham & Watkins LLP

Exhibit A

Proponent's Initial Proposal Submission

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, December 07, 2014 11:23 PM
To: Elisa Lee; IR
Subject: Rule 14a-8 Proposal (ELLI)``
Attachments: CCE00001.pdf

Dear Ms. Lee,

Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.

If this proposal helps to increase our stock price by a penny it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

Ms. Elisa Lee
Corporate Secretary
Ellie Mae Inc. (ELLI)
4155 Hopyard Road
Suite 200
Pleasanton, CA 94588
PH: 925-227-7000
FX: 925-227-9030

Dear Corporate Secretary,

I am pleased to be a shareholder in Ellie Mae Inc. (ELLI) and appreciate the leadership our company has shown. However, I also believe ELLI has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Myra K. Young

November 17, 2014
Date

cc: John Chevedden

[ELLI: Rule 14a-8 Proposal, December 7, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Ellie Mae shareholders are strongly in favor of improving our corporate governance as this proposal will do. For example Ellie Mae shareholders gave 81% support from all shares outstanding to a 2014 shareholder proposal that was transformed into a management proposal. The 2014 proposal changed certain voting thresholds to a more democratic 51% standard. There is a link between improved corporate governance and improved profits.

Please vote to protect enhance value:

Elect Each Director Annually – Proposal 4

Notes:
Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Fax from John Chevedden Received on January 8, 2015



ELLI Post-it® Fax Note 7671	Date 1-8-15 # of pages
To Elisa Lee	From Jnn Cheveldon
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 925-227-9130	Fax #

12/09/2014

Myra K. Young
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra K. Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of Ellie Mae Inc. (ELLI) common stock in her account ending in Memorandum at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jemal Westbrook
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 6380 L 09/13

Exhibit C

Page 5 of the Company's 2014 Proxy Statement

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly.

What if I return a proxy card but do not make specific choices?

If we receive a signed and dated proxy card and the proxy card does not specify how your shares are to be voted, your shares will be voted "FOR" the election of each of the three nominees for director, "FOR" the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm, "FOR" the approval, on an advisory basis, of named executive officer compensation, and "FOR" the replacement of the supermajority voting provisions of our Certificate of Incorporation and Bylaws. If any other matter is properly presented at the Annual Meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to mailing proxy materials, our directors, officers and employees may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must follow the instructions for voting on each Notice of Internet Availability of Proxy Materials or proxy card that you receive by mail or email pursuant to your request, which include voting over the Internet, by telephone or by signing, dating and returning any of such proxy cards.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy over the Internet, by telephone or by mail with a later date.
- You may send a written notice that you are revoking your proxy to our Secretary at 4155 Hopyard Road, Suite 200, Pleasanton, California 94588.
- You may attend the Annual Meeting and vote in person. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in our proxy materials for next year's annual meeting, your proposal must be submitted in writing by December 12, 2014, to our Secretary at 4155 Hopyard Road, Suite 200, Pleasanton, California 94588; provided that if the date of the annual meeting is earlier than April 21, 2015 or later than June 20, 2015, the deadline is a reasonable time before we begin to print and send our proxy materials for next year's annual meeting. If you wish to submit a proposal that is not to be included in our proxy